

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Dave Girouard
Chief Executive Officer
Upstart Holdings, Inc.
2950 S. Delaware Street, Suite 300
San Mateo, CA 94403

      Re: **Upstart Holdings, Inc.**
              Registration Statement on Form S-1
              Exhibit Nos. 10.13, 10.14, 10.15, 10.16 and 10.17
              Filed November 5, 2020
              File No. 333-249860

Dear Mr. Girouard:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                         Sincerely,

                         Division of Corporation Finance